SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 –11º
22210-030 Rio de Janeiro - RJ
Tel.: (21) 2514-6101
Fax: (21) 2514-5949

MINUTES OF THE SIX-HUNDRETH MEETING OF THE BOARD OF DIRECTORS OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

NIRE 53300000859

I hereby certify, for the due purposes, that the Board of Directors of the Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, met in the Company’s main Office, at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Room 203 of the Centro Empresarial VARIG Building – Brasília – DF, on the 24th of April, 2009, beginning at 9:00 a.m. The chairman of the works was Chief Executive Officer MÁRCIO PEREIRA ZIMMERMANN, and the following counselors attended: JOSÉ ANTONIO MUNIZ LOPES, LUIZ SOARES DULCI, WAGNER BITTENCOURT DE OLIVEIRA, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA, VICTOR BRANCO DE HOLANDA, ARLINDO MAGNO DE OLIVEIRA. The Chairman of the Board announced to the attendees that the agenda for the meeting was a special one, since it related to the election of the members of the Board of Executive Officers of ELETROBRÁS. AGENDA: 1) Re-investment in Office of the Board of Executive Officers for a new mandate. The Board of directors, considering the end of the mandate for ELETROBRÁS’s Board of Executive Officers, whose original composition was elected on the 559th Meeting of the Board of Directors, with a mandate expiring on April 25, 2009, and whereas: Act 6404/76, the so-called “Corporations Law” (Lei das S.A)., establishes in its article 143, item III, that the term of Office of the Board of Executive Officers cannot exceed three years, however allowing re-election, and in its article 142, item II, that the Board of Directors is entitled to elect and discharge the Company’s Executive Officers, DECIDED: unanimously to re-invest the current Executive Officers in Office for a new mandate, as of the 26th of April, 2009 and until the 25th of April, 2012, by the persons named and qualified below who, in addition to their own duties and responsibilities, shall be the managers of the areas of activity assigned to them: elected for the post of Chairman, Counselor JOSÉ ANTONIO MUNIZ LOPES, Brazilian citizen, divorced, electrical engineer, resident and domiciled at Avenida Jamaris, nº 64, apt. 132, Bloco B – Moema – São Paulo – SP, holder of Identity Card No. 616.300, issued on May 27, 1975 by the SSP/PE and registered as a taxpayer under CPF No. 005.135.394 -68, with the duties provided in the Corporate Statutes of the Company; elected for the post of Executive Officer Mr. MIGUEL COLASUONNO, Brazilian citizen, married, economist, resident and domiciled at Avenida Antônio Batuira, 133, Alto do Pinheiros, São Paulo – SP, holder of Identity Card No. 2.272.714, issued on April 28, 2006 by the SSP/SP and registered as a taxpayer under CPF No. 004.197.618 -53, with the duties of Administration of the Board of Executive Officers; elected for the post of Executive Officer Mr. FLÁVIO DECAT DE MOURA, Brazilian citizen, married, engineer, resident and domiciled at Praia de Icaraí, 129, apt. 1.504, Niterói – RJ, holder of Identity Card No. 5.855.665 -5 issued by the IFP/RJ, and registered as a taxpayer under CPF No. 060.681.116 -87, with the duties of Distribution of the Board of Executive Officers; elected for the post of Executive Officer Mr. VALTER LUIZ CARDEAL DE SOUZA, Brazilian citizen, married, engineer, Identity Card No. 1030267569, issued by the SSP/RS, registered as a taxpayer under CPF No. 140.678.380 -34, resident and domiciled at Rua Araponga, 6, Porto Alegre, RS, with the duties of Engineering of the Board of Executive Officers; elected for the post of Executive Officer Mr. ASTROGILDO FRAGUGLIA QUENTAL, Brazilian citizen, judicially separated, civil engineer, resident and domiciled at Q. 06, Conj. A, Lote I, Bloco F – Setor Hoteleiro Sul, Meliá Comfort Park, apt. 215, Brasília - DF, holder of Identity Card No. 6.806.737 -9 – SSP/SP, issued on September 14, 2004 and registered as a taxpayer under CPF No. 010 513 538-07, with the duties of Finance and Investor Relationship of the Board of Executive Officers; and elected for the post of Executive Officer Dr. UBIRAJARA ROCHA MEIRA, Brazilian citizen, married, electrical engineer, PhD, resident and domiciled at Rua José de Alencar, 1.111, Prata, Campina Grande – PB, holder of Identity Card No. 214.360, issued on February 4, 1987, by the SSP-PB and registered as a taxpayer under CPF No. 151.038.114 -72, with the duties of Technology of the Board of Executive Officers. The respective terms of investment in office were signed by the Brazilian Minister of Mines and Energy, for ELETROBRÁS’s Chief Executive Officer, and by the Chairman of the Board of Directors for the Executive Officers, and by these very officers, all in accordance with the provisions of articles 143 and 149, of Act No. 6.404, of December 15. 1976, and with article 20 of the Company’s Statutes. Being there no more issues to be discussed, the Chairman of the Board called the meeting off concluding the Works. I hereby certify, as Secretary of the Six-Hundredth Meeting, that the text above is the entire and faithful transcription of the Minutes registered in the 25th Book of Minutes of Meetings of the Board of Directors of the Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, on pages 259 and subsequent ones, AFRÂNIO ALENCAR MATOS Fº, Secretary of the Board, who wrote it. (aa) MÁRCIO PEREIRA ZIMMERMANN – Chairman, JOSÉ ANTONIO MUNIZ LOPES, LUIZ SOARES DULCI, WAGNER BITTENCOURT DE OLIVEIRA, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA, VICTOR BRANCO DE HOLANDA, ARLINDO MAGNO DE OLIVEIRA. – Counsellors and (a) AFRÂNIO DE ALENCAR MATOS Fº - Secretary.

Brasília, April 24, 2009.

AFRÂNIO DE ALENCAR MATOS Fº
Eletrobrás General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.